UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors

Tokyo, September 30, 2010 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of directors:

1.	Changes of Representative Directors

(1)	Retiring Representative Director (as of September 30, 2010)

Name	New Position	Current Position
Kyota Omori	Director	Deputy President Chief Compliance Officer (Representative Director)

(2)	Changes of Representative Directors (as of October 1, 2010)

Name	New Position	Current Position
Nobuyuki Hirano	Deputy President Chief Strategic Alliance Officer (Representative Director)	Director Chief Strategic Alliance Officer

Masao Hasegawa	Managing Director Chief Compliance and Risk Management Officer (Representative Director)	Managing Director Chief Risk Management Officer (Representative Director)

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651